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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 or 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of April, 2001

                                  Enodis plc


                           1 Farnham Road, Guildford
                        Surrey, GU2 4RG, United Kingdom
                   (Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F:      X        Form 40-F:  _____
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          Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes:  _______    No:      X
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          On April 12, 2001, the Registrant notified the London Stock Exchange that it has filed a Form 20-F with the U.S. Securities and Exchange Commission which presents its results for the period ended 30 September 2000 under US Generally Accepted Accounting Principles ("US Gaap"). Application of US Gaap requires the Building and Consumer Products Division to be treated as a discontinued business, with corresponding adjustment of the US Gaap financial statements. This requirement results from the decision to seek a buyer for the Division.

          UK Generally Accepted Accounting Principles ("UK Gaap") do not require such treatment. The effect on the US Gaap financial statements is that all results of the Building and Consumer Products Division are reallocated to "Income from Discontinued Operations" and all assets are reclassified as current assets.

          The disposal process is ongoing, and may or may not lead to an offer acceptable to the Board of Directors.


                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          ENODIS PLC



April 12, 2001
                                          By: /s/ Andrew F. Roake
                                              -------------------
                                              Name:  Andrew F. Roake
                                              Title: Chief Operating Officer